UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SEMGROUP CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81663A105

(CUSIP Number)

Thomas E. Long

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663A105	13D	Page 2 of 17 Pages

1	Names of Reporting Persons ETC Texas Pipeline, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1)	See Item 4.

CUSIP No. 81663A105	13D	Page 3 of 17 Pages

1	Names of Reporting Persons LG PL, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	See Item 4.

CUSIP No. 81663A105	13D	Page 4 of 17 Pages

1	Names of Reporting Person La Grange Acquisition, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 5 of 17 Pages

1	Names of Reporting Persons LA GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 6 of 17 Pages

1	Names of Reporting Persons Heritage ETC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 7 of 17 Pages

1	Names of Reporting Persons Heritage ETC GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 8 of 17 Pages

1	Names of Reporting Persons Energy Transfer Operating, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 9 of 17 Pages

1	Names of Reporting Persons Energy Transfer Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person PN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 10 of 17 Pages

1	Names of Reporting Persons Energy Transfer Partners, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power < 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power < 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person < 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 11 of 17 Pages

1	Names of Reporting Persons Energy Transfer LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person Approximately 1 share
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%(1)
14	Type of Reporting Person PN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 12 of 17 Pages

1	Names of Reporting Persons LE GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 13 of 17 Pages

1	Names of Reporting Persons Kelcy L. Warren
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%(1)
14	Type of Reporting Person IN

(1) See Item 4.

CUSIP No. 81663A105	13D	Page 14 of 17 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (“SEC”) on September 25, 2019 (as amended to date, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of SemGroup Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Total consideration paid for the Common Stock in connection with the Merger (as defined below) was approximately $1.3 billion. Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) came from a combination of borrowings from a subsidiary’s credit facility and newly issued ET Common Units (as defined below) as described in Item 4.

Credit Facility Borrowings

ET used borrowings from a subsidiary’s credit facility to fund the approximately $538 million cash component of the merger consideration.

ET Common Units

ET issued approximately 57.6 million common units representing limited partner interests (“ET Common Units”) as the equity component of the merger consideration, as described below in Item 4.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by the following:

On December 5, 2019, the Issuer merged with and into Nautilus Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ET (“Merger Sub”), with the Issuer surviving as a directly, wholly owned subsidiary of ET (the “Merger”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among ET, Merger Sub and the Issuer. As a result of the Merger, all outstanding Common Stock (other than Cancelled Shares (as defined below) and Subsidiary Shares (as defined below)) was converted into the right to receive (i) $6.80 in cash, without interest, and (ii) 0.7275 of an ET Common Unit.

Pursuant to the Merger Agreement, at the effective time of the Merger each share of Common Stock held directly by the Issuer in treasury and each share of Common Stock held directly by Parent or Merger Sub immediately prior to the effective time (such shares, the “Cancelled Shares”) were automatically cancelled for no consideration.

CUSIP No. 81663A105	13D	Page 15 of 17 Pages

Pursuant to the Merger Agreement, at the effective time of the Merger each share of Common Stock held by any direct or indirect wholly owned subsidiary of the Issuer, any direct or indirect wholly owned subsidiary of ET (other than Merger Sub) or any direct or indirect wholly owned subsidiary of Merger Sub immediately prior to the effective time (such shares, the “Subsidiary Shares”) were converted into a number of shares of Common Stock such that any such subsidiary’s ownership percentage in the Issuer immediately following the effective time would equal the ownership percentage of such subsidiary in the Issuer immediately prior to the effective time.

As a result, the 4,027 shares of Common Stock held by ETC immediately prior to the effective time (such shares, the “Subsidiary Shares”) were converted into a fractional share of Common Stock such that the ownership percentage of ETC in the Issuer immediately following the effective time is equal to the ownership percentage of ETC in the Issuer immediately prior to the effective time.

Also at the effective time, the limited liability company interests of Merger Sub, all of which were owned by ET, were converted into one share of Common Stock which, together with the shares of Common Stock issued in respect of the Subsidiary Shares as described above, constitute the only outstanding shares of capital stock of the Issuer following the Merger.

Immediately following the consummation of the Merger and the transactions contemplated by the Merger Agreement, the Reporting Persons beneficially own all of the outstanding shares of Common Stock. Accordingly, the Reporting Persons are causing the Common Stock to cease to be listed on the New York Stock Exchange and to be deregistered under the Act.

CUSIP No. 81663A105	13D	Page 16 of 17 Pages

General

Except for those matters set forth above in this Amendment No. 1, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The aggregate number and percentage shares of Common Stock beneficially owned by the Reporting Persons (based on a total of approximately 1.00005 shares of Common Stock outstanding as of December 9, 2019) are as follows:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ETC Texas Pipeline, Ltd.	< 1	*	0	< 1	0	< 1
LG PL, LLC	< 1	*	0	< 1	0	< 1
La Grange Acquisition, L.P.	< 1	*	0	< 1	0	< 1
LA GP, LLC	< 1	*	0	< 1	0	< 1
Heritage ETC, L.P.	< 1	*	0	< 1	0	< 1
Heritage ETC GP, L.L.C.	< 1	*	0	< 1	0	< 1
Energy Transfer Operating, L.P.	< 1	*	0	< 1	0	< 1
Energy Transfer Partners GP, L.P.	< 1	*	0	< 1	0	< 1
Energy Transfer Partners, L.L.C.	< 1	*	0	< 1	0	< 1
Energy Transfer LP	1	100%	0	1	0	1
LE GP, LLC	1	100%	0	1	0	1
Kelcy L. Warren	1	100%	0	1	0	1

*	Less than 0.01%

CUSIP No. 81663A105	13D	Page 17 of 17 Pages

ET is the record holder of one share of Common Stock. ETC is the record holder of a fraction of a share of Common Stock representing an approximate 0.005% ownership stake in the Issuer, which equals ETC’s ownership stake in the Issuer prior to the effective time of the Merger. Mr. Warren is the Chairman of the Board of, and holds a majority interest in, LE GP, which is the general partner of ET. ET is the sole member of ETP LLC, which is the general partner of ETP GP. ETP GP is the general partner of ETO, which is the sole member of Heritage GP. Heritage GP is the general partner of Heritage, which is the sole member of LA GP. LA GP is the general partner of La Grange, which is the sole member of LG PL, which is the general partner of ETC. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the Common Stock held by ETC, and each of ET, LE GP and Mr. Warren may be deemed to share beneficial ownership of the Common Stock held by ET.

(c)

Except as described in Item 4 above, including in connection with the closing of the Merger and the payment of the merger consideration, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Listed Persons, has effected any transaction in the Class A Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

As a result of the Merger, the Class A Common Stock will no longer be registered pursuant to Section 12 of the Act, and the Reporting Persons will no longer be required to file amendments to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 10, 2019

By:	/s/ Kelcy L. Warren
Name:	Kelcy L. Warren

LE GP, LLC

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

ENERGY TRANSFER LP

By: LE GP, LLC, its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

ETC TEXAS PIPELINE, LTD.

By: LG PL, LLC, its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Schedule 13D]

LG PL, LLC

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

LA GRANGE ACQUISITION, L.P.

By: LA GP, LLC, its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

LA GP, LLC

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Schedule 13D]

ENERGY TRANSFER OPERATING, L.P.

By:	Energy Transfer Partners GP, L.P.,
its general partner

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C.,
its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Schedule 13D]

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C.,
its general partner

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

HERITAGE ETC GP, L.L.C.

By:	/s/ Thomas E Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to Schedule 13D]